Exhibit (a)(1)(F)

BRT REALTY TRUST

60 Cutter Mill Road

Suite 303

Great Neck, New York 11021

Telephone (516) 466-3100

Telecopier (516) 466-3132

www.BRTRealty.com

BRT REALTY TRUST ANNOUNCES COMMENCEMENT

OF TENDER OFFER TO REPURCHASE UP TO 2,500,000 OF ITS SHARES OF BENEFICIAL INTEREST AT PRICE OF $6.30 PER SHARE

Great Neck, New York — September 22, 2010 — BRT REALTY TRUST (NYSE:BRT) today announced that it has commenced a tender offer to purchase up to 2,500,000 shares of beneficial interest at a price per share of  $6.30.   The tender offer price represents a 22.3% premium to the $5.15 per share closing price for BRT’s shares of beneficial interest on September 21, 2010.

The number of shares proposed to be purchased in the tender offer represents approximately 17.8% of BRT’s currently outstanding shares of beneficial interest.  If all 2,500,000 shares are tendered in the offer, the total purchase price to complete the repurchases would be $15,750,000.   The repurchases will be financed from BRT’s existing cash resources. As of September 20, 2010, BRT had approximately $58.1 million of cash and cash equivalents.

The tender offer will expire at 5:00 p.m., New York City time, on Wednesday, October 20, 2010, unless extended by BRT.  Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer.  The tender offer is subject to a number of terms and conditions described in the Offer to Purchase that is being distributed to BRT shareholders.

On the terms and subject to the conditions of the tender offer, BRT’s shareholders will have the opportunity to tender some or all of their shares at a price of $6.30 per share.  If shareholders properly tender and do not properly withdraw more than 2,500,000 shares, BRT will purchase shares tendered by those shareholders owning fewer than 100 shares, without pro ration, and all other shares tendered will be purchased on a pro rata basis, subject to the conditional tender offer provisions described in the Offer to Purchase that is being distributed to BRT shareholders.  Shareholders whose shares are purchased in the tender offer will be paid $6.30 per share, net in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer period.

The Information Agent for the tender offer is Phoenix Advisory Partners.  The Depositary is American Stock Transfer & Trust Company, LLC.  The Offer to Purchase, Letter of Transmittal and related documents are being mailed to BRT shareholders of record and also will be made available for distribution to beneficial owners of BRT shares.  For questions and information, please call the Information Agent toll free at (800) 576-4314.

None of BRT, its Board of Trustees, the Information Agent or the Depositary is making any recommendation to BRT shareholders as to whether to tender or refrain from tendering their shares into the tender offer.  Shareholders must decide how many shares they will tender, if any.  BRT’s executive officers and board members have advised BRT that they do not intend to tender any of their shares in the tender offer.

Important Notice

This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any BRT shares. The tender offer is being made only pursuant to the offer to purchase, the letter of transmittal and related materials, which BRT will be distributing to shareholders shortly and filing with the Securities and Exchange Commission.  Shareholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they contain important information, including the terms and conditions of the tender offer. Shareholders may obtain free copies, of the offer to purchase, the letter of transmittal and other related materials that will be filed shortly by BRT with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or by calling Phoenix Advisory Partners, the Information Agent, toll free at (800) 576-4314.

Forward-Looking Statements

All statements contained in this press release, other than statements of historical fact, are forward-looking statements, including statements regarding the proposed tender offer, the anticipated timing of the commencement of the offer, the number of shares BRT expects to repurchase in the offer and the price at which any purchases will be made.  Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “will,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions or variations thereof.  These statements are based on BRT’s current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different than those described in or implied by such forward-looking statements, and include the risk that changes in economic circumstances, business conditions and BRT’s stock price may make the proposed tender offer no longer advisable on the terms described herein, if at all.  Investors are cautioned not to place undue reliance on any forward-looking statements.

Contact:                 Simeon Brinberg or Asher Gaffney - (516) 466-3100